Filed by Linear Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Linear Technology Corporation

Commission File Number: 000-14864

Linear Technology Employee FAQ

1.	What was announced today?

•	Today we announced that Linear Technology will be combining with Analog Devices, a leading designer and manufacturer of semiconductor products and solutions, in a transaction valued at $14.8 billion.

•	Like Linear Technology, Analog Devices is committed to Analog Excellence by providing superior value to our customers through innovative solutions and outstanding customer support.

2.	Why did Linear Technology agree to combine with Analog Devices?

•	Linear Technology comes to this transaction from a position of strength. While we were not actively pursuing a transaction, we believe this combination with Analog Devices presents a unique opportunity to deliver superior value for our shareholders as well as compelling benefits to our customers, partners and employees.

•	This is about growth – leveraging our scale and the breadth of our complementary product portfolios to succeed together. Customers, partners and employees will benefit as the combined entity will bring together the companies’ complementary product portfolios spanning leading-edge power management technology, signal chain solutions, and deep expertise in radio frequency, amplifiers, and data conversion.

•	We believe the transaction will deliver superior value to all Linear Technology shareholders as well as compelling benefits to our other stakeholders.

3.	Where will the combined company be headquartered and who will lead it?

•	The combined company will be headquartered in Norwood, Massachusetts.

•	Linear Technology’s headquarters in Milpitas, California will serve as the combined company’s Silicon Valley center of excellence.

•	Mr. Vincent Roche, President and CEO of Analog Devices, will continue to serve as President and CEO of the combined company and Mr. David Zinsner, SVP and CFO of Analog Devices, will continue to serve as SVP and CFO of the combined company.

•	We anticipate a combined company leadership team with strong representation from both companies.

4.	When will the deal close and what can employees expect between now and then?

•	We expect to close the transaction in the first half of calendar 2017. Until that time, Analog Devices and Linear Technology will continue to operate as independent companies, and it remains business as usual for all of us.

•	You should see little, if any, change in your day-to-day responsibilities.

•	The most important thing employees can do is remain focused on delivering the same level of service to our customers they have come to expect from us.

5.	How will this transaction impact Linear Technology employees?

•	This transaction is primarily about continuity and growth.

•	As part of a larger and more diversified company, our employees will benefit from greater professional growth and advancement opportunities.

•	Having said that, when you combine two standalone public enterprises, there will be some inefficient overlap and duplication of resources in certain areas, which the combined company will need to address. Our guiding principle during the integration will be to invest in and maximize the company’s ability to successfully develop innovative products, deliver them to market, and fully support our customers while optimizing the way our combined organization works together.

•	We can assure you that Analog Devices looks forward to welcoming Linear Technology employees, and we will continue to communicate new information to you throughout the process leading up to close and beyond.

6.	Will there be any changes to employee compensation, benefits and plans? How about bonus and profit sharing plans, vacation policy, sabbatical program, etc.? Will there be retention packages? How do Analog Devices’ benefits plans compare to ours? What medical plans do they have? Will our 401k plans automatically roll over?

•	For Linear Technology, we do not anticipate making any near-term changes to compensation or benefits as a result of this transaction. Until the transaction closes, which we expect in the first half of calendar 2017, Linear Technology will continue to operate as an independent company and it remains business as usual for all of us.

•	In addition, we are pleased to note that Analog Devices has committed to the following for the first year following the close of the transaction. Linear Technology employees who continue employment with the combined company will receive:

•	A base salary or wage rate in line with that currently provided to Linear Technology employees immediately prior to the closing; and

•	Incentive compensation opportunities and employee benefits that are in line with those currently provided to Linear Technology employees.

•	This is a generous commitment in a transaction such as ours and is a testament to the value Analog Devices places on our team.

•	Of course, it is early in this process and more details regarding future compensation and benefit matters will be determined and communicated to you as they are finalized.

7.	Will any of Linear Technology’s facilities be closed?

•	Keep in mind that this transaction is primarily about continuity and growth.

•	We will be beginning the integration planning process immediately, during which many of the key decisions about what the combined company will look like will be made.

•	What we know at this point is that, while the combined company will be headquartered in Norwood, Massachusetts, Linear Technology’s headquarters in Milpitas, California will serve as the combined company’s Silicon Valley center of excellence.

8.	What does this mean for our customers?

•	First and foremost, it’s business as usual until the transaction closes.

•	The benefits from this transaction are numerous.

•	Customers will benefit as the combined entity will bring together the companies’ complementary product portfolios spanning leading-edge power management technology, signal chain solutions, and deep expertise in radio frequency, amplifiers, and data conversion.

•	Analog Devices appreciates the high level of customer support that Linear Technology provides and is committed to maintaining Linear Technology’s high standards.

•	We expect the combined company to capitalize on opportunities in the fast growing industrial, communications infrastructure and automotive verticals and provide the integrated analog solutions that customers are increasingly demanding.

9.	Can employees still sell stock or will employees be subject to a blackout period?

•	Nothing changes until the deal closes, so we will still be limited by normal blackout periods, except if you have been advised by the Company otherwise.

10.	How will stock grants work between the time of the announcement and the time the deal closes? How will our RSAs convert to Analog Devices stock?

•	As a starting point, for Linear Technology, we do not anticipate making any changes to compensation or benefits as a result of this transaction between now and the close of the transaction.

•	Keep in mind that until the transaction closes, which we expect in the first half of calendar 2017, Linear Technology will continue to operate as an independent company and it remains business and competition as usual for all of us.

•	RSAs will continue to vest per their normal schedule.

•	Of course, it is early in this process and more details regarding future compensation and benefit matters will be determined and communicated to you as they are finalized.

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear

Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). Investors and security holders of Linear Technology are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information about Analog Devices, Linear Technology and the proposed transaction. A definitive proxy statement/prospectus will be sent to Linear Technology’s stockholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraph above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.